
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

April 8, 2009

Mr. Yan Zhuang
Chief Executive Officer
K's Media
8/F GongJieDaSha, Ji 2, GongTi Road East
ChaoYang District, Beijing, China 100027

> **Re:** **K's Media**
> **Preliminary Information Statement on Schedule 14C**
> **Filed April 3, 2009**
> **File No. 0-52760**

Dear Mr. Zhuang:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. We have asked you to provide us with additional information so we may better understand your disclosure. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you have obtained approval for the actions contemplated by this preliminary information statement pursuant to a written consent of stockholders holding an aggregate of 51% of the voting power of your company as of the record date. Please tell us in your response how such consent was obtained. Identify each stockholder who executed the written consent and tell us such stockholder's relationship to the company. Please also explain how the stockholders' consent was obtained in a manner that was exempt from the proxy solicitation rules.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3810 if you have questions regarding these comments.

Sincerely,

/s
Larry Spirgel
Assistant Director